September 30, 2019

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE: The Registration Statement filed on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933, as amended (the “Securities Act”) of World Funds Trust (the “Trust”)(File Nos. 333-14872 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on September 3, 2019. The comments addressed the Post-Effective Amendment (“PEA”) to the Trust’s registration statement, which was filed on July 17, 2019 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register a new series, the Clifford Capital Focused Small Cap Value Fund (the “Focused SCV Fund”) and to add a new class of shares, the Super Institutional Class, to the Clifford Capital Partners Fund (the “Partners Fund” and collectively with the Focused SCV Fund, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please add the Funds’ ticker symbols to the prospectus, statement of additional information (“SAI”) and the SEC’s Edgar filing system when available.

Response: The Trust has updated the ticker information as requested.

Prospectus

2.	Comment: In the Principal Investment Strategies discussion for the Partners Fund, please clarify what country or countries the Fund intends to invest primarily in.

Response: The Partners Fund invests primarily in the equity securities of U.S. companies and so that has been noted in the strategy discussion.

Ms. White

U.S. Securities and Exchange Commission

September 30, 2019

3.	Comment: In the prospectus, each Fund refers to a “non-fundamental investor” as part of its strategy discussion. Please explain in Plain English what a “non-fundamental investor” is in this context.

Response: The Trust has revised the disclosure to address your comment.

4.	Comment: Explain in Plain English what the Funds mean by the following – competitively-advantaged firms; sustainable competitive advantages; and favorable competitive positioning.

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: In the Funds’ discussion on “Focused Investment Risk,” please consider removing the word “diversified” since the Funds operate as “diversified funds.”

Response: The Trust has revised the disclosure to remove “diversified” from the discussion.

6.	Comment: The Partners Fund lists “Sector Risk” as a principal risk. If the Partners Fund is currently emphasizing a certain sector, please list the sector and add specific risk information for that sector.

Response: As of the Partners Fund’s latest report to shareholders, it was not emphasizing investments in a sector, so no additional disclosure has been added at this time. The Funds will add this type of disclosure if a Fund does choose to emphasize a sector.

7.	Comment: Please provide the Staff a copy of a completed fee table and example calculations for the Focused SCV Fund prior to the Fund’s effective date.

Response: The Focused SCV Fund’s fee table and expense example are set forth below:

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Ms. White

U.S. Securities and Exchange Commission

September 30, 2019

Fees and Expenses of the Fund

The following table describes the expenses and fees that you may pay if you buy and hold shares of the Focused SCV Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class	Super Institutional Class
Redemption Fee (as a percentage of the amount redeemed on shares after holding them for 60 days or less)	2.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%	0.90%
Distribution and Service 12b-1 Fees	0.25%	0.00%	0.00%
Other Expenses(1)	0.54%	0.54%	0.51%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.70%	1.45%	1.42%
Less Fee Waivers and/or Expense Reimbursements(2)	(0.39%)	(0.39%)	(0.44%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements(2)	1.31%	1.06%	0.98%
(1)	Other expenses are estimated for the Focused SCV Fund’s initial fiscal year.
(2)	Clifford Capital Partners, LLC (the “Adviser”) has contractually agreed to reduce fees and/or reimburse certain Fund expenses to keep Net Total Annual Fund Operating Expenses (excluding interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, brokerage commissions, acquired fund fees and expenses, dividend expense on short sales, other expenditures capitalized in accordance with generally accepted accounting principles or other extraordinary expenses not incurred in the ordinary course of business) from exceeding 1.05%, 1.05% and 0.97%, respectively, of the average daily net assets of the Fund’s Investor Class, Institutional Class and Super Institutional Class. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date such waiver and/or reimbursement was made, provided that the Focused SCV Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may be terminated by the Adviser or the Board of Trustees of the Trust at any time after January 31, 2022.

Expense Example

The following example is intended to help you compare the cost of investing in the Focused SCV Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Focused SCV Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return each year and that the Focused SCV Fund’s operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class	$133	$415
Institutional Class	$108	$337
Super Institutional Class	$100	$312

8.	Comment: Please update footnote 2 on page 6 of the prospectus to be consistent with the disclosure regarding the expense limitation agreement for the Focused SCV Fund found on page 15 of the prospectus. In particular, clarify that any waiver or reimbursement of an expense by the Adviser is subject to repayment by the Focused SCV Fund within three years following the date such waiver and/or reimbursement was made, provided that the Focused SCV Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

Response: The Trust has updated footnote 2 to address your comment. See the updated footnote in Response 7.

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Ms. White

U.S. Securities and Exchange Commission

September 30, 2019

9.	Comment: The expense limitation agreement discussion for the Focused SCV Fund lists two different expiration dates for the agreement. Please determine which date is correct and make the required updates.

Response: The Trust has fixed the discrepancy in the contract termination dates.

10.	Comment: The discussion on “Core Value” is found throughout the prospectus and within that discussion the following phrases are used: “predictable cash flows” and “predictable intrinsic value growth.” Please explain how a company can have “predictable cash flows” and “predictable intrinsic value growth.”

Response: The Trust has revised the disclosure to address your comment.

11.	Comment: Clarify what “manageable debt load” means in the “Summary of the “10 Indicators of a Core Business” found on page 12 of the prospectus.

Response: The Trust has revised the disclosure to address your comment.

12.	Comment: On pages 29 and 31 of the prospectus there is discussion on the Adviser’s prior performance in managing accounts that are substantially similar to the Funds. The disclosure refers to the performance including “all substantially similar equity accounts” and it also references that the performance includes “all fully discretionary private advisory accounts.” Clarify in the disclosure what accounts are included in the respective performance calculations.

Response: The Trust has revised the disclosure to address your comment.

13.	Comment: Please confirm that the Focused SCV Fund has access to the books and records that support the performance information included for Clifford Capital Focused Small Cap Value strategy found on page 32 of the prospectus.

Response: The Focused SCV Fund’s investment adviser confirms that it maintains the books and records in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended, and has committed to making those records available to the Trust as necessary.

Statement of Additional Information (SAI)

14.	Comment: In the third paragraph of the section of the SAI discussing “Shareholder Service Fees,” it does not include the Focused SCV Fund’s Rule 12b-1 fee amount. Please add this information to be consistent with the Partners Fund disclosure.

Response: The Trust has added disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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